Exhibit 99.2

AYR Wellness Extends Limited Waiver Agreement with Senior Noteholders

MIAMI, June 20, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces that it has entered into an amendment (the “Extended Agreement”) to the previously disclosed Limited Waiver Agreement dated June 6, 2025 (the “Original Agreement”). The Extended Agreement formally extends the temporary waiver period set forth in the Original Agreement from June 19, 2025, to July 3, 2025.

Under the Original Agreement, the holders of a majority of AYR’s senior secured notes (the “Majority Holders”) provided a waiver of certain events of default related to the Company’s delay in filing its interim financial statements for the quarter ended March 31, 2025, as well as specific payment defaults that may occur under AYR’s other outstanding indebtedness. This waiver temporarily restrains the Majority Holders from exercising their default-related rights and remedies with respect to those specified defaults, subject to the terms and conditions in the Original Agreement. By extending the waiver period, the Extended Agreement grants the Company additional time and flexibility to continue ongoing negotiations with its senior lenders and to further pursue strategic options to strengthen its capital structure.

The extension provided in the Extended Agreement does not constitute a permanent waiver of any existing defaults or any rights under the governing documents; rather, it allows for continued dialogue and exploration of potential strategies to address the Company’s financial obligations.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target,” “expect,” “anticipate,” “believe,” “foresee,” “could,” “would,” “estimate,” “goal,” “outlook,” “intend,” “plan,” “seek,” “will,” “may,” “tracking,” “pacing,” and “should,” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the extension of the Limited Waiver Agreement, the Company’s ongoing discussions with senior lenders, the outcome of strategic initiatives, and the Company’s ability to continue operating in the ordinary course. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs, and assumptions expressed or implied in the forward-looking statements. Known and unknown risk factors could impact the forward-looking statements, which speak only as of the date hereof. AYR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397